SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For June  1, 2005 to June  30, 2005

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by fur-nishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number as-signed to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

Page 1 of 7 Pages

____ 1 ____

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 , 333-13686, 333-111112 ,333-111113 AND 333-109766), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release: NICE Completes Acquisition of Dictaphone`s Communications Recording Systems Business

Press Release: NICE Announces First Mass Production Implementation of NICE Perform(TM) by GECIS, GE Capital Affiliate

____ 2 ____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:  /s/  Ran Oz

Name:  Ran Oz

Title: Corporate Vice President

And Chief Financial Officer

Dated: July 7,  2005

____ 3 ____

NICE Completes Acquisition of Dictaphone`s Communications Recording Systems Business

Ra`anana, Israel, June 1st , 2005 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract insight from interactions today announced the completion of its acquisition of  Dictaphone`s Communications Recording Systems (CRS(TM)) business, a leading provider of liability and quality management systems for first responders, critical facilities, contact centers and financial trading floors.  The acquisition of the assets of Dictaphone`s CRS business, originally announced on April 11, 2005, was an all-cash transaction for approximately $38.5 million.

NICE expects that the transaction will consolidate the company`s leadership position with the largest market share in contact centers, financial trading floors and with first responders and command and control centers.  Furthermore, with Dictaphone CRS`s intellectual property portfolio, the broadest in the industry, and CRS's reputation for quality, the acquisition is expected to accelerate incremental sales of NICE`s Insight from Interactions solutions for the public and security and enterprise sectors.

Haim Shani, Chief Executive Officer of NICE commented, "The Dictaphone CRS acquisition significantly accelerates company growth and solidifies our competitive position in each of NICE`s key sectors.  It provides a very large base for opportunities to upsell our Insight from Interactions solutions, and brings tremendous value to the joint customer base with the largest support organization in the industry."

NICE reiterates previous guidance for 2005, where the acquisition of Dictaphone`s CRS business is expected to add $20 million to NICE`s top-line and 10 cents to the bottom line, taking the company`s revenues to $295 - $300 million. Pro forma EPS excluding the acquisition-related amortization is expected to be approximately $1.50-1.60 per diluted share.

Given the early closing date versus expectations, revenue for the second quarter of 2005 is expected to be higher by $1.5-2 million; and as a result of earlier recognition of acquisition and integration related costs, a $1.5 million cost is excepted to affect the bottom line.  Pro-forma guidance for the second quarter, which excludes the impact of Dictaphone, remains unchanged at revenues of $67-70 million and EPS of $0.32-$0.36.

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions, based on advanced content analytics - of telephony, web, radio and video communications.  NICE's solutions improve business and operational performance, as well as security.  NICE has over 15,000 customers in 100 countries, including the world's top 10 banks and 65% of the Fortune 100.  More information is available at www.nice.com.

Media
Galit Sadan	NICE Systems galit.sadan@nice.com	+1 877 245 7448
Investors
Amit Scheinmann	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note:  3600 View, Agent@home, Big Picture Technology®, Executive Connect®, Executive Insight*, Experience Your Customer®, Investigator, Last Message Replay, Lasting Loyalty, Listen Learn Lead®, MEGACORDER, Mirra®, My Universe, NICE®, NiceAdvantage®, NICE Analyzer, NiceCall®, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog®, NICE Perform, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse®, NiceUniverse LIVE, NiceVision®, NiceVision ALTO, NiceVision Harmony®, NiceVision Mobile®, NiceVision Pro®, NiceVision Virtual®, NiceWatch, Renaissance®, Scenario Replay, Secure Your Vision, Tienna®, TrunkNet®, Universe®, Wordnet® and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*In Australia only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

NICE Announces First Mass Production Implementation of NICE Perform(TM) by GECIS, GE Capital Affiliate

Advanced solution suite was selected to replace competitive system to streamline processes and increase revenues

Ra`anana, Israel, June 20, 2005 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract insight from interactions to drive performance, today announced that leading Indian outsourcer, GECIS, a GE Capital affiliate, has deployed the first mass production implementation of NICE Perform(TM) to streamline key processes and increase revenues.  The software suite is deployed in 1400 seats across multiple-sites.

GECIS is a remote processing organization and one of the largest shared services providers in India.  The company`s offered services include finance and accounting services, insurance services, customer fulfillment activities and processes and managed IT services.  The NICE Perform solution replaced a competitor`s existing system, and is helping the company to optimize its key business processes, increase the quality of service to customers, and improve agent success rates in meeting objectives.

Business process optimization through increased agent success rates are driven by NICE Perform`s unrivalled multi-dimensional analytics, which are based on the solution`s advanced capabilities such as word spotting and emotion detection.  High levels of accuracy for content analysis are derived, for example, from NICE Perform`s unique ability to execute a series of complex actions such as capturing customer interactions on separate channels and performing independent channel processing for agent and customer.  The solution is also deployed with NICE Perform`s Agent Coaching Solution, through which supervisors are able to personalize coaching packages and receive immediate feedback for real-time optimization of the agent`s skills and supervisor`s effectiveness.

"We are extremely pleased with this deployment of NICE Perform at GECIS, a wide-reaching leader in outsourcing.  The mass production capabilities demonstrated at GECIS is indicative of NICE`s market-leading understanding of outsourcers` need for extracting quantifiable insight from customer interactions.  The outsourcing industry is choosing NICE Perform because it allows the enterprise to impact directly on the bottom line and significantly improve business processes," said Doron Ben Sira, President, NICE APAC Ltd.

About GECIS

GECIS, a GE Capital affiliate, is a world-class remote processing operation that services its clients from around the world through its IT-enabled services. It was set up in 1997 to carry out back office operations for a number of the Capital businesses in order to leverage the English speaking, highly educated, intellectual capital of India to deliver processes that do not require face-to-face contact with the customer.  GECIS operates on a high technology platform to offer diverse IT enabled services with a quality, service and cost advantage to its customers worldwide. These services include ERP and Oracle database consulting, IT help desks, knowledge services, software solutions, analytics, data mining and modeling, remote network monitoring, e-learning and customer contact centers.  GECIS is the largest shared Services environment in India. It employs more than 11,500 people delivering over 450 processes to 30 different businesses in the US, Europe, Japan and Australia.  More information is available at www.gecisglobal.com.

About NICE Perform

NICE Perform is a fully-integrated suite of solutions that offers innovative ways to generate insight from interactions and drive performance in the contact-center and throughout the enterprise.  NICE Perform provides multidimensional analytics that go beyond the scope of transactional analytics to help decision makers understand customer intent, market dynamics and identify current and future trends.  Content analysis is based on data that is derived from a wide variety of information sources, including word spotting, emotion detection, talk pattern analysis, customer surveys, call flow analysis, application activities, business data and more.  All of this information is stored in a centralized data warehouse.  The power of NICE Perform lies in the unique synergy between components that allows any user to gain insights from the interactions, and turn these insights into an exceptionally valuable source of decision-support information.

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions, based on advanced content analytics - of telephony, web, radio and video communications.  NICE's solutions improve business and operational performance, as well as security.  NICE has over 23,000 customers in 100 countries, including the world's top 10 banks and over 78 of the Fortune 100 companies.  More information is available at www.nice.com.

Media
Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448
Investors
Amit Scheinmann	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: 3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NICE Perform, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.
*Only in Australia

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

____ 4 ____